Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, Illinois 60642

May 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marc Thomas, Staff Accountant (202) 551-3452

Robert Klein, Staff Accountant (202) 551-3847

David Lin, Staff Attorney (202) 551-3552

Sandra Hunter Berkheimer, Legal Branch Chief (202) 551-3758

Re:	Athena Bitcoin Global
Registration Statement on Form S-1
Filed February 10, 2022
Amendment No. 1 to Registration Statement on Form S-1
Filed March 17, 2022
File No. 333-262629

Dear Mr. Lin:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated April 8, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments in this letter and are contemporaneously filing Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”). The Staff’s comments are set forth below, followed by the Company’s response:

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your disclosure that you “will... develop and maintain a Bitcoin platform (Chivo Ecosystem) designed to support the Chivo digital wallet” and your disclosure that the government of El Salvador discontinued use of the platform on or about December 15, 2021. We also note news reports that Chivo users reported a range of problems including identity theft, funds disappearing from wallets, blocked accounts and unauthorized transactions and that El Salvador enlisted a new crypto software provider for its Chivo wallet. Please expand your disclosure to describe your historical involvement with the Chivo wallet, your current role with the Chivo wallet and the reasons for which El Salvador discontinued use of the platform and enlisted a new crypto software provider. Please also disclose whether El Salvador’s enlistment of a new crypto software provider for its Chivo wallet has impacted your involvement with Chivo Bitcoin ATMs and Chivo point-of-sale terminals. Please also revise your disclosure to add related risk factor disclosure as applicable.

RESPONSE:

In response to Staff’s comments, we acknowledge that there have been news reports of problems experienced by users of the Chivo services. We have expanded our disclosure on page 6 to acknowledge these problems, adding additional dates and information to the timeline, acknowledging that we have a non-disclosure agreement with the government of El Salvador, and specifically adding and editing these four paragraphs:

United States Securities and Exchange Commission

May 16, 2022

“The Company began working with the government of El Salvador in late June 2021 to support the implementation of its Bitcoin Law. In August 2021, we entered into certain agreements for services to be rendered by the Company to the Department of Treasury (Ministerio De Hacienda) of El Salvador, pursuant to which we have installed and are operating 200 Chivo Bitcoin ATMs in El Salvador, 10 Chivo Bitcoin ATMs at El Salvador consulates in the U.S., 45 Chivo Bitcoin ATMs in other U.S. locations, and importing and delivering 950 Chivo point-of-sale (“POS”) terminals for local businesses in El Salvador to transact with Bitcoin. As of December 31, 2021, all Chivo Bitcoin ATMs are installed and operational and all 950 point-of-sale terminals have been delivered and subsequently distributed to end-users as per above. The Company is responsible for maintaining the existing software infrastructure supporting the operation of the ATMs, the hardware maintenance of the ATM, cash logistics and customer support. Currently, there are no on-going obligations with respect to the POS terminals. For the year ended 2021 the Company presented to the government of El Salvador/Ministerio de Hacienda invoices amounting to $300,000 for the installation of white label machines, $1,000,000 for the monthly maintenance of the 200 white label machines in El Salvador, $360,000 for the sale of POS terminals, $584,000 for the monthly software maintenance, $385,000 for the monthly maintenance of the 55 white label machines in the USA and $37,800 for the service fee for the 55 white label machine transactions. The total amount of $2,666,800 exclusive of VAT was recorded as part of Revenues in the Consolidated Statement of Operations and Comprehensive Income in our audited financial statements for the fiscal year ended December 31, 2021. As of December 31, 2021, $1,418,800 of these amounts remained outstanding and was recorded as part of Accounts receivable on the Consolidated Balance Sheets.

In addition to the ATM and POS portions of the agreements for services, we were also contracted to develop and maintain a Bitcoin platform (Chivo Ecosystem) to support the Chivo digital wallet. The Company was obligated to provide the software for the Chivo digital wallet, comprising both the software that runs on mobile smartphones, which we refer to as the App, and the software that runs on servers, which together comprise the Chivo Digital Wallet. The Chivo Digital Wallet has the following functions: (i) storing and displaying USD and Bitcoin balances; (ii) sending and receiving USD and Bitcoin between users of the Chivo digital wallet and (iii) sending and receiving Bitcoin using on-chain and Lightning Network transaction.

The delivery of the software was initially completed on September 7, 2021. In response to news reports of user problems and government requests for changes, the Company hired additional technology resources and delivered subsequent improvements continuously throughout the quarter ending December 31, 2021. The usage of the software we provided and the operation of the Chivo digital wallet was conducted by Chivo S.A. de C.V., a government-controlled entity. Through the year ended December 31, 2021, the Company booked $3,500,000 as advances for revenue contract and $757,000 as capitalized software development within other non-current assets, for the costs related to the Chivo Ecosystem in the Consolidated Balance Sheets of our audited financial statements for the fiscal year ended December 31, 2021. In addition, $700,000 in taxes were recorded as part of income tax expense in the Consolidated Statement of Operations and Comprehensive Income.

The government of El Salvador discontinued use of the Company’s software on or about December 15, 2021, but has not terminated its contract with the Company as the Company assists the government’s secondary provider. At the time the contract for the software was negotiated, the Company was aware that the government of El Salvador was considering multiple providers and our contract included the option for the government to change providers. Our non-disclosure agreement with the government of El Salvador prohibits us from discussing the operation of the Chivo digital wallet. The government of El Salvador did not provide us with the reasons behind their decision. Parts of the contract related to data retention security, analysis and reporting remain in effect as of the time of this prospectus as do the services related to the operation of the Chivo branded ATMs and the POS terminals. The expected revenues and associated costs of satisfying those data obligations will be determined based on ongoing negotiations and requests of the government.

United States Securities and Exchange Commission

May 16, 2022

The early termination of the software licensing and support portion of the agreements we have with the government of El Salvador, which were set to expire on December 31, 2022, has not impacted our obligations to operate the Chivo branded ATMs or our completed sales of the POS terminals.”

We have also added risk factors on page 18 relating to the negative news, potential problems with the Chivo S.A. de C.V. company, and other related matters, as follows:

“Continued Negative Publicity in the Media with respect to Chivo S.A. de C.V, the Chivo Ecosystem, of Bitcoin ATMs in general, or of the Company’s services could have a material adverse effect on our business.

The government of El Salvador, through a government owned company—Chivo S.A. de C.V, operates the Chivo digital wallet. The government purchased software and related services from the Company and used such software from the launch of the Chivo digital wallet in September of 2021 until December of 2021. According to media reports, the Chivo company’s operation of the Chivo digital wallet is not subject to public reporting or auditing by a banking regulator. Therefore, there is no way for an outside observer to know whether the assets held by Chivo S.A. de C.V. are sufficient to cover the liabilities (user balances) of the Chivo digital wallet. If there are negative views presented in the news about the assets held by Chivo S.A. de C.V, or of the quality of its service offerings, or its lack of transparency, or fraud or identity theft connected with the usage of the Chivo digital wallet, or any reported problems related to the Chivo digital wallet (either the version written by the Company or any subsequent version not using the Company’s Intellectual Property), then the Company’s reputation could be damaged which may negatively affect an investment in the Shares.

Failure to maintain sufficient cash in Chivo branded ATMs to meet demand could have a material adverse effect on our reputation.

Chivo S.A. de C.V. also directs the Company as to how much physical cash should be loaded into the Chivo ATMs in El Salvador for the purpose of ATM users retrieving U.S. dollar currency in exchange for their Bitcoin or dollars held in the Chivo digital wallet. If for any reason, there is not sufficient physical cash loaded into a Chivo ATM to meet the total demand for such cash, the ATM will be unable to initiate additional transactions to dispense cash to a user and the user will see the machine as non-functional. This could create negative impression of the Chivo Ecosystem, of Bitcoin ATMs in general, of the Company’s services, or the Company’s reputation and negatively affect an investment in the Shares.”

United States Securities and Exchange Commission

May 16, 2022

2.	We note news reports that you agreed to purchase Texas-based software company ROI Developers Inc., doing business as Accruvia, in September 2021 and that you entered into an agreement to that effect. To the extent accurate, please revise your disclosure to provide information regarding this agreement or tell us why you are not required to do so.

RESPONSE:

On September 22, 2021, the Company entered into a non-binding (with the exception of customary confidentially and no-shop provisions) term sheet agreement (the “Term Sheet”) with Shaun Overton and ROI Developers, Inc. dba Accruvia (collectively, “ROI Developers”) to purchase 100% of all intellectual property, service agreements, and all other assets of ROI Developers for an agreed on purchase price. The Term Sheet was subject to the execution of the definitive agreements and due diligence by both parties, with the projected closing date to be on or about October 22, 2021. Since the transaction did not close as expected, and the parties never signed any definitive agreements for the acquisition of ROI Developers (nor any employment agreements with Shaun Overton appointing him as an executive officer of the Company), the Company determined that the term sheet was not a material agreement for which disclosure in the prospectus was required.

Prospectus Summary

Corporate History and Other Information, page 3

3.	We note your response to prior comment 1 and the added organizational chart. Please further revise to provide a complete organizational chart. For example purposes only, please include your wholly-owned subsidiary Athena Holdings of PR LLC, incorporated in Puerto Rico, as referenced on page 53.

RESPONSE:

In response to Staff’s comment, we have updated our organizational chart (shown below) and our list of subsidiaries filed as an Exhibit 21 in the Amendment.

United States Securities and Exchange Commission

May 16, 2022

We are a global business, page 6

4.	Please revise to disclose the following as it relates to the Master Service Agreement entered into with the El Salvador Government:

•	the revenues recorded to date;
•	the costs incurred to date as well the costs expected to be incurred in performing services under the agreement;
•	the length as well as the current status of the Master Services Agreement with the El Salvador Government; and
•	indicate if any funds (e.g., the one-time payment of $300,000 for installation) paid under the agreement are refundable upon contract termination.

RESPONSE:

We have made the following change to our disclosure on page 6 of the Amendment in response to the Staff’s comment above:

“For the year ended 2021 the Company presented to the government of El Salvador/Ministerio de Hacienda our invoices amounting to $300,000 for the installation of white label machines, $1,000,000 for the monthly maintenance of the 200 white label machines in El Salvador, $360,000 for the sale of POS terminals, $584,000 for the monthly software maintenance, $385,000 for the monthly maintenance of the 55 white label machines in the USA and $37,800 for the service fee for the 55 white label machine transactions. The total amount of $2,666,800 exclusive of VAT was recorded as part of Revenues in the Consolidated Statement of Operations and Comprehensive Income in our audited financial statements for the fiscal year ended December 31, 2021. In Note 3 of the audited financial statements these revenues were also presented (White-label $2,083,000 and Ancillary $584,000). As of December 31, 2021, $1,418,800 of these amounts remained outstanding and were recorded as part of Accounts receivable on the Consolidated Balance Sheets.”

Further, we have made the following change to our disclosure on page 7 of the Amendment, updating the table to reflect both the length of term for all of our agreements with the government of El Salvador and their current status.

Services	Contract Length	Status
Contract 51/2021 (Installation and Maintenance of Chivo ATMs)	July 30, 2021 - July 30, 2024 -	Ongoing
Contract 56/2021 (Development of Chivo Wallet, alternative version of SA1)	August 9, 2021 - December 31, 2021	Concluded
Service Addendum 1 (Phase 1: Service Fees for Chivo Ecosystem)	August 15, 2021 – December 31, 2021	Concluded
Service Addendum 1 (Phase 2: Service Fees USA Based Activities)	September 7, 2021- December 31, 2022	Ongoing
Service Addendum 2 (Importation, setup, and distribution of POS terminals)	August 20 - September 7, 2021	Concluded

We have added disclosure in this section stating that none of the funds received under the agreements from the government of El Salvador are refundable upon contract termination.

United States Securities and Exchange Commission

May 16, 2022

Risk Factors, page 12

5.	We note your disclosure regarding your crypto asset holding periods which indicates that the company strives “to keep this period short to reduce the effect of changes in crypto asset/U.S. dollar exchange rates on [your] business and to minimize [your] working capital.” Please revise your risk factor disclosure to address volatility risk and include a quantitative and qualitative discussion of the impact of volatility on the company.

RESPONSE:

In response to Staff’s comments, we have added the following new risk factor addressing the volatility of crypto asset prices on page 12 of the Amendment:

“The prices of Bitcoin and other crypto assets are volatile.

We generate substantially all our revenue from the sale of crypto assets to our customers, either using our Bitcoin ATMs or over the phone. Revenue is based on the prices that we charge our customers based on prevailing market prices. The price at which we are able to purchase crypto assets prior to selling those same crypto assets may not be lower than the sale price if the market conditions change between those two points in time. Purchasing Bitcoin or other crypto assets for prices higher than they can be later sold could result in a loss or impairment of the asset value and our operating results could be adversely affected. The value of the entirety of our crypto assets held could be lost if the prices of those digital assets were to significantly decrease, which would adversely affect our operating results. There are no assurances that the crypto assets we hold will have value from one day to the next and we could suffer a loss if any of the prices of those crypto assets declines or is permanently depressed.

As discussed in our audited financial statements included in this prospectus, we account for our crypto assets as indefinite lived intangible assets, which are subject to impairment losses if the fair value of our crypto assets decreased below their carrying value. As of December 31, 2021, management’s estimate of the effect on fair values due to a +/- 20% uniform change in the market prices of all crypto assets, with all other variables held constant, was +/- $168.4 thousand (December 31, 2020: +/- $268.6 thousand).

Additionally, and as discussed in our audited financial statements, we act as an agent (vs. principal) in the operation of the Chivo branded Bitcoin ATMs. As part of our contract with the government of El Salvador, the Company manages the processes of purchasing and selling of Bitcoin that are involved with the operations of the Chivo branded Bitcoin ATMs and assumes the price risk associated with those transactions. The value of the Bitcoin between the time of a transaction at such an ATM and the time at which the Company exchanges them to/for USD can be between seconds and hours, during which time the price of Bitcoin relative to the US dollar can change. As of December 31, 2021, management estimates that if Bitcoin were to change prices by +/- 20%, with all other variables held constant, the risk of gain/loss on the value of the Bitcoin used by the Chivo branded Bitcoin ATMs would be +/- $236.1 thousand (prior periods: Not Applicable).”

United States Securities and Exchange Commission

May 16, 2022

We are subject to an extensive and rapidly evolving regulatory environment..., page 20

6.	We note your disclosure under this heading and on pages 31, 51 and 60 that “[a]s of September 30, 2021, [you] do not anticipate transacting in any other crypto assets except Bitcoin, Ethereum, Litecoin, and BCH.” Please revise your disclosure to explicitly indicate the crypto assets in which you transact or will transact on behalf of customers.

Please also revise to include explicit disclosure in regards to your intentions to transact in crypto assets other than those identified. As this information should be current as of the effective date of the registration statement, please update this disclosure in future amendments as appropriate.

RESPONSE:

In response to Staff’s comment, we have amended our registration statements with the following  statement on page 20 to define what digital assets we currently offer to our clients and our immediate plans to not change that list.

“As of the date of this prospectus, we do not transact in any crypto assets except Bitcoin, Ethereum, Tether, Litecoin, and BCH. We will update this prospectus should we decide to transact in other crypto assets. Such a change would only happen if there were significant customer demand for a specific crypto asset and that crypto asset was available to us through multiple trading partners, digital assets exchanges and digital asset brokers.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 31

7.	We note the response to comment 12. Please revise to disclose that the El Salvador government controls the private keys in the digital asset ATM transactions.

RESPONSE:

We have revised our disclosure by adding the following statement on page 33 of the Amendment:

“The Government of El Salvador controls the private keys in digital asset ATM transactions.”

United States Securities and Exchange Commission

May 16, 2022

8.	We note the response to comment 12 providing the Company’s gross vs. net accounting considerations. Please address the following.

•	Tell us and revise to disclose greater clarity around the transactional process for the white label services, including a thorough description of all the rights and obligations for each party involved in the process. Include a diagram depicting the transactional process and parties involved.
•	We note your response indicates that Athena does not control the pricing. Tell us and revise to disclose how the pricing is determined on the services provided. Disclose what are the specific pricing and fee terms, as well as when those terms are established.
•	We note your response indicates that Athena does not “inventory” or have ownership risk. As part of your response to the first bullet, explain how and when ownership transfers and who holds possession of the assets during each step of the transactional process. For example, if there is a time difference between connecting a buyer and seller of a crypto asset, tell us who holds that crypto asset and where it resides.

RESPONSE:

We have revised our disclosure of the transactional process on page 40 of the Amendment for the sale of digital assets, both for white-label services and for the sale of digital assets where the Company acts as principal. We have detailed the two-step process in the Amendment with the inclusion of the following table. These ATMs are located in El Salvador and machines in the US are located in the consulates of El Salvador and other locations as dictated by the government of El Salvador. There are no arrangements that involve the use of third parties for the sale of cryptocurrency relating to the white label services.

Regarding the sale of digital assets via a white-labeled Bitcoin ATM, for example a Bitcoin ATM we operate on behalf of the government of El Salvador, we have inserted the following table into our disclosure. We have numbered the Staff’s bullet points from previous comment 15 (a) through (h) and then annotated the table below showing which paragraphs address each of the Staff’s numbered bullet points.

Sale of Crypto Asset via White Labeled ATMs	606 Evaluation	1. Contract with Customer:

How we deliver the services as agent.		The Company has contracted with a service client to provide White-Labeled ATMs. For the government of El Salvador, the terms of this service activity are filed as Exhibits 10.24, 10.25, 10.26, and 10.27 to the registration statement which this prospectus is a part. As part of that contract, the Company must facilitate the sale of Bitcoin to a user of the White-Labeled ATM in exchange for cash.

2. Separate Performance Obligations in the Contract:

a) Service Client must pay an installation charge, a monthly service fee, and a per-transaction fee (if applicable).
b) Service Client must make available to the Company a balance of Digital Assets to be sold at the White-Labeled ATMs and facilitate the transfer of those Digital Assets to the ATM User.
c) ATM User must insert into the ATM authentic sovereign currency as payment for the Digital Asset.
d) Company must install White-Labeled ATMs at the locations determined by the Service Client.
e) Company must operate the White-Labeled ATMs including keeping them stocked, online, and ready to function
f) Company must deliver a Digital Asset to the address specified by the ATM user immediately after the funds are inserted.

United States Securities and Exchange Commission

May 16, 2022

3. Determine Transaction Price:

For the sale of Digital Assets at an ATM: The price that the Service Client will sell a Digital Asset displayed on the screen of a White-Label ATM. That price is computed by the Company by taking the then prevalent price of the Digital Asset and applying a markup (if applicable). If the contract allows the Company to collect a per-transaction fee, then that fee would be the price at which the Company would deliver the service of providing each transaction.

a) For the installation of White-Labeled ATMs: The contract specifies a one-time installation fee.
b) For the monthly operation of White-Labeled ATMs: The contract specifies a monthly operation fee.

4. Allocate the Transaction Price to Performance Obligations:

The Company has relied upon the guidance of ASC 606-10-32-32, which states that "a contractually stated price or a list price for a good or service may be (but shall not be presumed to be) the standalone selling price of that good or service.” Hence, the Company will rely upon the stated amounts in the Contract to allocate the transaction price to the various performance obligations.

5. Recognition of Revenue When Company Satisfies Performance Obligation:

The Company as noted above has two revenue sources related to the Athena ATMs, in which the Company charges a fee per cryptocurrency equal to the prevailing price at U.S. crypto-based exchanges plus a markup that typically varies between 5% and 20%.

Based off the guidance’s criteria, the customer simultaneously receives and consumes the benefits provided by the Company and as a result the fees are considered to be recognized over time.

Since the fee per cryptocurrency plus the markup is a result of individual ATM transactions, the Company has determined that the customer obtains control of the entity’s output as it performs and, thus, the performance obligation is satisfied over time. The Company has concluded that it will recognize revenue over time.

United States Securities and Exchange Commission

May 16, 2022

Step 1.	(a,c,f) Digital Assets, indefinite-lived intangible assets, are owned and controlled by the services client, using digital asset wallets and similar technology operated by or on behalf of the services client, for the purpose of selling to users of the services client’s branded Bitcoin ATMs. They have been previously acquired, for the services client, by purchasing such Digital Assets from other users of the services client branded Bitcoin ATMs or other legal method for purchasing such Digital Assets in the local country.

The price that the ATM user will pay for a Digital Asset is displayed on the screen of the Bitcoin ATM. That price is computed by ATM software by taking the then prevalent price of the Digital Asset and applying a markup or no markup as determined by, and only by, the service client. There are many indexes and price sources for Digital Assets. The service client selects the source for prices of Digital Assets.

a) During this Step, the Digital Assets are owned and controlled by the services client.

b) The Digital Assets are not owned and controlled by the Company. The Company does not control the private keys of the services client.

The user of a White-Labeled ATM inserts paper currency into a service client branded ATM after complying with the service client’s KYC/AML and customer information procedures.
Step 2.	Once the funds have been inserted by the user into the service client branded ATM, and verified for authenticity by the Company, and the user has pressed the “Done” button on the service client branded ATM, a transaction is created that will transfer the ownership of the Digital Asset to the user. (c) This could happen by broadcasting a transaction on a Blockchain network, or it could happen within the service client’s digital wallet system in the case of operating a white-label ATM for a custodial wallet solution that does not broadcast every transaction or transfer onto a blockchain network.

(a,b) Upon completion of this Step and for all future Steps for this sale, the ownership of the Digital Asset is held by the user of the White-Labeled ATM. The control of the Digital Asset might be held by the same user if she used her own self-custodial wallet or by the service client if she used their branded custodial wallet. In all cases, the Company is not the custodian, controller, or owner of the Digital Asset.
Custody (f)	The Company is not a custodian of Digital Assets for either users of the service client branded Bitcoin ATM or the service client or for any third party. The service client, or another service provider to the client, but not the Company, was the custodian of the Digital Asset prior to the sale of the Digital Asset to the end user.
Third Party Reliance (d)	The Company relies on its own software, services, and procedures in addition to the software and services provided by these additional third parties:

· The service client is engaged to deliver the Digital Asset in this transaction in Step 2. In the case of the contract with the government of El Salvador, this would be the services offered by Chivo S.A. de C.V.

United States Securities and Exchange Commission

May 16, 2022

Not a Broker (e)	During the transactional steps and activities described above, the Company does not actively acquire Digital Assets on behalf of the services client from any third party. If the services client does not have sufficient Digital Assets under their ownership and in their control to complete Step 2, then the Company and specifically the White-Labeled ATM would not initiate the sale transaction in Step 1.
Use of Proceeds	The proceeds of the sale of Digital Assets at a White-Label ATM are the property of the services client. As part of the operating agreement, the Company is responsible for the collection of these funds from the ATMs.

(e) Further, the Company has the obligation to purchase Digital Assets, from time to time, at its discretion to replenish the Digital Asset used in this transaction and other transactions. The Company assumes some limited amount of price risk between the price set by the services client in Step 1, and the price at which the Company is able to purchase replacement amounts of Digital Assets. See Risk Factors in this prospectus for further discussion of the magnitude of this risk.
Accounting (g)	The Performance Obligation for the Company is to provide White-Labeled ATMs having the branding of the service client and to facilitate the use of those ATMs by the service client’s users. The Company, which has acted as an agent for this transaction, records revenue on a service fee basis; recording a combination, as applicable, of per-transaction fees and/or monthly service charges.

The Company would record the journal entries in its books and records related to this transaction as a debit to Accounts receivable for the amount of fees and monthly charges due for that period and credit to Revenue on service on contracts.

Illustrative entry to recognize revenue for applicable fees in operating white-label ATMs.

DR	$50,000		Accounts Receivable
CR		$50,000	Revenue on Service on Contracts – White label.

United States Securities and Exchange Commission

May 16, 2022

How We Generate Revenue, page 32

9.	We note the response to comments 15, 16, and 17, however, it is unclear as to how the Company has addressed each of the bullet points in the prior comments. We are reissuing those comments requesting the Company provide a specific and detailed response to each individual bullet point previously issued.

From January 10, 2022: Comment 15:

For each of your revenue streams, please tell us and revise to provide a more fulsome explanation of the transactional process for both your ATM crypto asset sales and purchase activities. For example, identify the transactional activities and parties involved during each step of the process relating from the initial acquisition until they are sold to the customer and/or transferred to another presumably third party custodian. For each step, identify the following:

(a) the party that maintains ownership and control of the cryptocurrency;

(b) when ownership or control is determined to have transferred;

(c) the sourcing of the cryptocurrency (i.e., directly from the Company or from a third party for your white label services);

(d) use or reliance on third parties at any stage of the process;

(e) whether the Company actively acquires cryptocurrency from other third parties and takes control of the asset in cases where the Company does not hold sufficient amount of cryptocurrency on hand;

(f) whether the Company acts as a custodian or holds any digital asset off balance sheet at any point in the processes;

(g) provide us with illustrative journal entries for each step of the process; and

(h) to the extent that there are agreements covering the terms of the purchase, sale or potential custody with third parties, file those agreements as exhibits.

RESPONSE:

In response to Staff’s comment 15 on January 10, 2022 (“Comment 15”), we have addressed each bullet point in tabular format, and have numbered the Staff’s bullet points (a) through (h) and then annotated the table below showing which paragraphs address each of the Staff’s bullet points, for each of (A) Sale of Digital Assets via an Athena Bitcoin ATM, (B) sale of digital assets via our OTC services, and (C) sale of digital assets via a white-labeled Bitcoin ATM, as set forth below:

(A) Regarding the sale of digital assets via an Athena Bitcoin ATM we have inserted the following table into our disclosure on Page 37 of the Amendment.

Types of Digital Asset Sales	Transactional Steps and Activities
Sale of Digital Assets via ATMs	606 Evaluation	1. Contract with Customer:

Simple cash-for-crypto purchase contract with ATM customer governed by ATM Terms of Service filed as Exhibit 10.34 to the registration statement of which this prospectus is a part. (h)

2. Separate Performance Obligations in the Contract:

Customer must insert into the ATM authentic sovereign currency as payment for the Digital Asset.

Company must deliver Digital Asset to the address specified by the Customer immediately after the Customer finishes her insertion of cash.

United States Securities and Exchange Commission

May 16, 2022

3. Determine Transaction Price:

The price that the Company will sell a Digital Asset is displayed on the screen of the Bitcoin ATM. That price is set by the Company by taking the then prevalent price of the Digital Asset and applying a markup.

4. Allocate the Transaction Price to Performance Obligations:

100% of the Transaction Price is recognized at the Company’s single Performance Obligation. There are no refunds. All sales are final. There are no ongoing performance obligations.

5. Recognition of Revenue When Company Satisfies Performance Obligation:

Revenue, gross transaction amount, is recognized when the Company has completed its single Performance Obligation.
Step 1.	Digital Assets, indefinite life intangible assets, are owned and controlled by the Company using digital asset wallets and similar technology operated by the Company, for the purpose of selling to customers. (c) They have been previously acquired by purchasing such Digital Assets on digital asset exchanges or from OTC dealers.

The customer initiates a transaction by inserting paper currency into the ATM after complying with KYC/AML and customer identification procedures and pressing the “Buy BTC” button.

The price that the Company will sell a Digital Asset is displayed on the screen of the Bitcoin ATM. That price is set by the Company by taking the then prevalent price of the Digital Asset and applying a markup.

(a) During this Step, the Digital Assets are owned and controlled by the Company.
Step 2.	Once the funds have been inserted into the ATM and verified for authenticity and the customer has pressed the “Done” button on the ATM, a blockchain transaction is created that will transfer the ownership and control of the Digital Asset to the blockchain address that the customer has previously given to the Company via the ATM. The blockchain transaction is then broadcast to the Network, transferring the ownership and control. (f) The Company does not custody Digital Assets on behalf of customers. This process typically takes seconds and at no time ever takes more than 20-minutes and would only depend on the batching of several transactions into a single broadcast of a blockchain transaction.

United States Securities and Exchange Commission

May 16, 2022

The purpose of a Blockchain is to establish the ownership and control of Digital Assets and represent a ledger of the changes in control and ownership of Digital Assets. The transfer of ownership and control over Digital Assets is done using the protocol of the Blockchain Network and happens at the precise moment in time when a blockchain transaction transferring that ownership and control is broadcast on the peer-to-peer network between nodes. Our Bitcoin ATMs sell Bitcoin that is transferred using on-chain transactions which are broadcast on the Bitcoin Network, clearly establishing a time before the transaction is broadcast as the time when the Company owned and controlled the Bitcoin and a time after which when the customer owned and controlled the Bitcoin.

(a,b) Upon completion of this Step, and specifically at the time the blockchain transaction is broadcast the ownership and control of the Digital Asset is held by the customer using the ATM.
Custody (f)	The Company is not a custodian of Digital Assets or fiat monies for ATM customers. The digital wallet used and selected by the ATM customer, according only to her own preferences, is the custodian of the Digital Assets once the ownership and control is transferred in Step 2. There are many digital wallets that can be used to secure a Digital Asset like Bitcoin, the Company’s ATMs work with all that accept on-chain Bitcoin transactions according to the protocol of the Bitcoin Network.
Third Party Reliance (d,e)	The Company relies only on its own holdings of Digital Assets, its own software, services, and procedures to fulfill the contract with the customer. The Company does not contract or engage any other third party to deliver the Digital Asset to the customer.
Not a Broker (e)	The Company does not actively acquire Digital Assets from other third parties or take control of the Digital Assets from third parties during the transaction steps described above. If the Company did not have sufficient Digital Assets to complete Step 2, then the ATM would not allow the initiation of a transaction.
Use of Proceeds	At a subsequent time, between hours and days, the Company will use some or all of the funds received from the customer to purchase additional Digital Assets from OTC dealers or on digital asset exchanges or from ATM customers or from OTC customers.
Accounting (g)	The Company would record the journal entries in its books and records for this transaction as a debit to cash for the amount received and credit to ATM Revenue. Cost of revenue is recorded as a debit to cost of Revenue for the carrying amount of the digital assets sold and credit to Crypto assets held.

United States Securities and Exchange Commission

May 16, 2022

Illustrative entries to record sale of digital assets via an Athena Bitcoin ATM.

To record sale at an ATM Machine:

DR	$1,000		Cash
CR		$1,000	ATM Revenue

To record cost of revenue:

DR	$ 950		Cost of ATM Revenue
CR		$ 950	Crypto Assets Held

(B) Regarding the sale of digital assets via our OTC services we have inserted the following table into our disclosure on Page 38.

Sale of Digital Assets via Phone	606 Evaluation	1. Contract with Customer:

Simple cash-for-crypto purchase contract with OTC client governed by OTC Terms of Service filed as Exhibit 10.35 to the registration statement of which this prospectus is a part. (h)

2. Separate Performance Obligations in the Contract:

Client must wire to the Company authentic sovereign currency payment in the form of same-day available funds for the purchase of the Digital Asset.

Company must deliver Digital Asset to the address specified by the Customer immediately after the wire is properly received by the Company.

3. Determine Transaction Price:

The price that the Company will sell a Digital Asset is communicated electronically to the client via email. That price is set by the Company by taking the then prevalent price of the Digital Asset and applying a markup.

4. Allocate the Transaction Price to Performance Obligations:

100% of the Transaction Price is recognized at the Company’s single Performance Obligation. There are no refunds. All sales are final. There are no ongoing performance obligations.

5. Recognition of Revenue When Company Satisfies Performance Obligation:

Revenue, gross transaction amount, is recognized when the Company has completed its single Performance Obligation.

United States Securities and Exchange Commission

May 16, 2022

Step 1.	Digital Assets, indefinite life intangible assets, are owned and controlled by the Company using digital asset wallets and similar technology operated by the Company, for the purpose of selling to customers. (c) They have been acquired by purchasing such Digital Assets on digital asset exchanges or from OTC dealers.

(a) During this Step, the Digital Assets are owned and controlled by the Company.

The client initiates a purchase of Digital Assets, after discussing a transaction with our client services staff, by transferring funds from her bank accounts to those of the Company.
Step 2.	Once the sovereign funds have been received into the bank accounts of the Company our client services team completes the transaction with the client. This Step is completed the same day as the funds are received and typically within 30 to 60 minutes of receiving a notification from the Company’s bank.

First, they validate the funds represent a good and proper wire of same-day available funds from an account owned by the client. Second the price at which the client will purchase the Digital Asset is determined by observing the then prevalent Digital Asset price and applying the appropriate markup. Finally, a blockchain transaction is created that will transfer the ownership and control of the Digital Asset to the blockchain address that the customer has previously given to the Company. The blockchain transaction is then broadcast to the Network, transferring the ownership and control.

If it is determined that the funds received do not originate from an account owned by the client, they are returned to sender. (f) The Company does not custody fiat funds on behalf of any third parties. The Company does not allow purchases of Digital Assets by agents of third parties. The Company only deals with other principals who have control of their own fiat funds and take direct ownership and control of Digital Assets.

Our only Performance Obligation, with respect to this transaction, is to deliver the Digital Asset into the ownership and control of the customer. (f) The Company does not custody fiat funds or Digital Assets on behalf of clients.

(a,b) Upon completion of this Step, and specifically at the time the blockchain transaction is broadcast, the ownership and control of the Digital Asset is held by the client.
Custody (f)	The Company is not a custodian of Digital Assets or fiat funds for OTC customers.
Third Party Reliance (c,d)	The Company relies only on its own holdings of Digital Assets, its own software, services, and procedures to fulfill the contract with the customer. The Company does not contract or engage any other third party to deliver the Digital Asset to the customer.

United States Securities and Exchange Commission

May 16, 2022

Not a Broker (c,d)	The Company may or may not acquire Digital Assets from other third parties or take control of the Digital Assets from third parties during the transaction steps described above. The time between Steps 1 and 2 can last hours and many transactions, of varying types, can be in the process of completion simultaneously. These activities are incidental to this transaction and not a part of the flow of procedural steps.

If the Company did not have the Digital Assets or have the expectation of immediately purchasing, from readily available sources, and taking control over such Digital Assets, then the Company would not initiate the transaction in Step 1. The Company has multiple sources for purchasing Digital Assets and does not contract or engage such a source to specifically fulfill the performance obligation of this contract.

The Company is not a broker, we trade as a principal in these transactions.
Use of Proceeds	At a subsequent time, between hours and days, the Company will use some or all of the funds received from the customer to purchase additional Digital Assets from OTC dealers or on digital asset exchanges or from ATM customers or from OTC customers.
Accounting (g)	The Company would record the journal entries in its books and records for this transaction as a debit to cash for the amount received and credit to OTC Revenue. Cost of revenue is recorded as a debit to cost of Revenue for the carrying amount of the digital assets sold and credit to Crypto assets held.

Illustrative entries to record sale of digital assets via OTC services.

Entry to record OTC Revenue:

DR	$10,400		Cash
CR		$10,400	OTC Revenue

Entry to record cost of revenue:

DR	$10,000		Cost of OTC of Revenue
CR		$10,000	Crypto Assets Held

United States Securities and Exchange Commission

May 16, 2022

(C) Regarding the sale of digital assets via a white-labeled Bitcoin ATM, for example a Bitcoin ATM we operate on behalf of the government of El Salvador, we have inserted the following table into our disclosure on Page 40.

Sale of Crypto Asset via White Labeled ATMs	606 Evaluation	1. Contract with Customer:

The Company has contracted with a service client to provide White-Labeled ATMs. For the government of El Salvador, (h) the terms of this service activity are filed as Exhibits 10.24, 10.25, 10.26, and 10.27 to the registration statement of which this prospectus is a part. As part of that contract, the Company must facilitate the sale of Bitcoin to a user of the White-Labeled ATM in exchange for cash.

2. Separate Performance Obligations in the Contract:

1) Service Client must pay an installation charge, a monthly service fee, and a per-transaction fee (if applicable).
2) Service Client must make available to the Company a balance of Digital Assets to be sold at the White-Labeled ATMs and facilitate the transfer of those Digital Assets to the ATM User. (a,d)
3) ATM User must insert into the ATM authentic sovereign currency as payment for the Digital Asset.
4) Company must install White-Labeled ATMs at the locations determined by the Service Client.
5) Company must operate the White-Labeled ATMs including keeping them stocked, online, and ready to function
6) Company must deliver a Digital Asset to the address specified by the ATM user immediately after the funds are inserted.

3. Determine Transaction Price:

For the sale of Digital Assets at an ATM: The price that the Service Client will sell a Digital Asset displayed on the screen of a White-Label ATM. That price is computed by the Company by taking the then prevalent price of the Digital Asset and applying a markup (if applicable). If the contract allows the Company to collect a per-transaction fee, then that fee would be the price at which the Company would deliver the service of providing each transaction.

For the installation of White-Labeled ATMs: The contract specifies a one-time installation fee.

For the monthly operation of White-Labeled ATMs: The contract specifies a monthly operation fee.

4. Allocate the Transaction Price to Performance Obligations:

The Company has two performance obligation, which is to install ATMs at the various locations and the second item refers to the monthly maintenance fees the Company has allocated the selling price because it is made up of a series of distinct goods or services and includes variable consideration.

United States Securities and Exchange Commission

May 16, 2022

5. Recognition of Revenue When Company Satisfies Performance Obligation:

The Company as noted above has two revenue sources related to the Chivo ATMs, an installation fee of $339,000 and an additional fee of $1,412.50 per month for the ongoing maintenance and servicing of the equipment. Based off the guidance’s criteria, the revenue related to the installation is treated as being recognized at a point in time due to the fact that the customer (Treasury Department) may terminate the contracts at any time and for any reason by providing Athena a 30-day written notice, the Company in effect has a 30-day contract. Each individual ATM is distinct and are separately identifiable. Therefore, the single payment for installation of 200 ATMs in El Salvador national territory ($339,000) is considered a distinct performance obligation.

The monthly maintenance and service fee of $1,412.50 per ATM. Based off the guidance’s criteria, the customer simultaneously receives and consumes the benefits provided by the Company and as a result the monthly fee is considered to be recognized over the contracts time.
Step 1.	(a,c,f) Digital Assets, indefinite-lived intangible assets, are owned and controlled by the services client, using digital asset wallets and similar technology operated by or on behalf of the services client, for the purpose of selling to users of the services client’s branded Bitcoin ATMs. They have been previously acquired for the services client by purchasing such Digital Assets from other users of the services client branded Bitcoin ATMs or other legal method for purchasing such Digital Assets in the local country.

The price that the ATM user will pay for a Digital Asset is displayed on the screen of the Bitcoin ATM. That price is computed by ATM software by taking the then prevalent price of the Digital Asset and applying a markup or no markup as determined by, and only by, the service client. There are many indexes and price sources for Digital Assets. The service client selects the source for prices of Digital Assets.

(a) During this Step, the Digital Assets are owned and controlled by the services client.

(a) The Digital Assets are not owned and controlled by the Company. The Company does not control the private keys of the services client.

The user of a White-Labeled ATM inserts paper currency into a service client branded ATM after complying with the service client’s KYC/AML and customer information procedures.

United States Securities and Exchange Commission

May 16, 2022

Step 2.	Once the funds have been inserted by the user into the service client branded ATM, and verified for authenticity by the Company, and the user has pressed the “Done” button on the service client branded ATM, a transaction is created that will transfer the ownership of the Digital Asset to the user. (c) This could happen by broadcasting a transaction on a Blockchain network, or it could happen within the service client’s digital wallet system in the case of operating a white-label ATM for a custodial wallet solution that does not broadcast every transaction or transfer onto a blockchain network.

(a,b) Upon completion of this Step and for all future Steps for this sale, the ownership of the Digital Asset is held by the user of the White-Labeled ATM. The control of the Digital Asset might be held by the same user if she used her own self-custodial wallet or by the service client if she used their branded custodial wallet. In all cases, the Company is not the custodian, controller, or owner of the Digital Asset.
Custody (f)	The Company is not a custodian of Digital Assets for either users of the service client branded Bitcoin ATM or the service client or for any third party. The service client, or another service provider to the client, but not the Company, was the custodian of the Digital Asset prior to the sale of the Digital Asset to the end user.
Third Party Reliance (d)	The Company relies on its own software, services, and procedures in addition to the software and services provided by these additional third parties:

· The service client is engaged to deliver the Digital Asset in this transaction in Step 2. In the case of the contract with the government of El Salvador, this would be the services offered by Chivo S.A. de C.V.

Not a Broker (e)	During the transactional steps and activities described above, the Company does not actively acquire Digital Assets on behalf of the services client from any third party. If the services client does not have sufficient Digital Assets under their ownership and in their control to complete Step 2, then the Company and specifically the White-Labeled ATM would not initiate the sale transaction in Step 1.
Use of Proceeds	The proceeds of the sale of Digital Assets at a White-Label ATM are the property of the services client. As part of the operating agreement, the Company is responsible for the collection of these funds from the ATMs.

(e) Further, the Company has the obligation to purchase Digital Assets, from time to time, at its discretion to replenish the Digital Asset used in this transaction and other transactions. The Company assumes some limited amount of price risk between the price set by the services client in Step 1, and the price at which the Company is able to purchase replacement amounts of Digital Assets. See Risk Factors in this prospectus for further discussion of the magnitude of this risk.

United States Securities and Exchange Commission

May 16, 2022

Accounting (g)	The Performance Obligation for the Company is to provide White-Labeled ATMs having the branding of the service client and to facilitate the use of those ATMs by the service client’s users. The Company, which has acted as an agent for this transaction, records revenue on a service fee basis; recording a combination, as applicable, of per-transaction fees and/or monthly service charges.

The Company would record the journal entries in its books and records related to this transaction as a debit to Accounts receivable for the amount of fees and monthly charges due for that period and credit to Revenue on service on contracts.

Illustrative entry to recognize revenue for applicable fees in operating white-label ATMs.

DR	$50,000		Accounts Receivable
CR		$50,000	Revenue on Service on Contracts – White label.

With respect to Staff’s January 10, 2022, comment 16 (“Comment 16”) we acknowledge Comment 16 referred to further clarifications to the purchase of Digital Assets from customers. We acknowledge that the Comment 15 also referred to the purchase of crypto assets. We have reproduced Comment 16 below, as well as our updated response.

Comment 16

For transactions in which the Company acquires the crypto asset from the customer in an ATM or POS transaction, please revise the disclosures to address the following:

•         (i) Explain how the crypto asset is transferred and at what point in time, to the Company from the customer.

•         (j) Explain at what value the crypto asset is recorded by the Company, indicating if a markup or markdown is included in the recorded value.

•         (k) Indicate if the crypto asset acquired is included with other digital assets owned by the Company and whether the asset is subject to the same impairment accounting policy before being resold to another customer.

RESPONSE to Comment 16:

In response to Comment 15 and Comment 16 we have amended our disclosure with the following table explaining the two-step process of a user selling / the Company purchasing a digital asset using one of our Athena Bitcoin ATMs. We have numbered the Staff’s bullet points from Comment 15 (a) through (h) and Comment 16 (i) through (k) and then annotated the table below showing which paragraphs address each of the Staff’s numbered bullet points:

United States Securities and Exchange Commission

May 16, 2022

Types of Digital Asset Purchases	Transactional Steps and Activities
Purchase of Digital Assets via ATMs	1	(a) During this Step, the Customer is the owner and has control of the Digital Asset.

How we purchase Digital Assets as a principal		The customer initiates a transaction at an ATM by completing a KYC/AML and customer information process and selecting the appropriate button to sell a Digital Asset to the Company.

Terms of Service for this activity are filed as Exhibit 10.35 (h)		(j) The price that the Company will purchase a Digital Asset is displayed on the screen of the Bitcoin ATM. That price is set by the Company by taking the then prevalent price of the Digital Asset and applying a markdown.

(a,b,c) The customer transfers ownership and control of Digital Assets by using his or her wallet to broadcast a transaction on the Blockchain Network that transfers ownership to the Company.

(f) The Company does not custody Digital Assets or fiat currency on behalf of customers.
	2	Once the Company, and its software systems, sees the transaction in the Blockchain and has verified its authenticity, funds, in the form of paper monies, are disbursed from the ATM, thereby completing the transfer of ownership and control of the paper monies, to the customer.

Our only performance obligation is to disburse paper monies from the ATM after receiving and verifying the Digital Asset. This typically occurs within seconds of the customer pressing the appropriate buttons on their digital wallet and depends on the number of bills that need to be dispensed.

(a,b,i) We consider ourselves the owner of the Digital Asset once the last paper money bill is disbursed from the ATM. The Company does not custody Digital Assets or fiat currency on behalf of customers, and in cases where the bill dispenser does not function properly the Company can: issue refunds in the form of the Digital Assets; or direct the customer to a different ATM to retrieve the proper amount of fiat currency. This does not materially affect our cost of Digital Assets.

(d) The Company’s ATMs only purchase Digital Assets for fiat currencies in the form of paper monies. The Company’s ATMs do not exchange one Digital Asset for another. The Company’s ATMs do not purchase Digital Assets in exchange for any forms of fiat currency other than paper monies. The Company’s ATMs do not purchase Digital Assets for bank deposits or other forms of electronic money transmission.
	Custody (f)	The Company does not custody Digital Assets or fiat money on behalf of ATM users.

United States Securities and Exchange Commission

May 16, 2022

Third Party Reliance (d)	The Company relies on its own software, services, procedures and fiat currency in the ATM to purchase the Digital Assets. The Company does not contract or engage any other third party to: take custody of the Digital Asset to the customer; transfer the Digital Asset into the custody or ownership of the Company; or deliver the physical currency into the possession of the customer.
Not a Broker (e)	The Company does not actively dispose of the Digital Assets to other third parties or transfer control of the Digital Assets to third parties during the transaction steps described above. If the Company did not have sufficient physical currency to complete Step 2, then the ATM would not allow the initiation of a transaction.
Use of Digital Assets	(k) At a subsequent time, the Digital Assets, indefinite-lived intangible assets, are then owned and controlled by the Company, subject to impairment using our standard policy for impairment of indefinite-lived intangible assets, and will be used in subsequent activities such as future sales of Digital Assets to ATM or OTC clients. Digital Assets, which are indefinite-lived intangible assets, are not held as “inventory”.
Accounting (g)	Digital Assets are indefinite-lived intangible assets. An indefinite-lived intangible asset is initially carried at the value determined in accordance with ASC 350-30-30-1, ASC 805-50-30-2, and is not subject to amortization.

Digital Assets purchased through this method are subject to the Company’s impairment policy for impairment of indefinite-lived intangible assets.

The Company records the cost of the Digital Assets acquired as the price paid to the customer, in the form of paper monies dispensed by the ATM. These costs are recorded using the gross amount, as the Company acted as a principal in the transaction.

(j) The performance obligation for this transaction is to disburse fiat currency. Once the last bill falls out of the ATM, the Company would record the journal entries in its books and records for this transaction as a debit to Purchases for the amount of cash disbursed from the ATMs and credit to Cash.

Illustrative entry to record purchase of digital assets via an Athena Bitcoin ATM.

DR	$100		Purchases
CR		$100	Cash

United States Securities and Exchange Commission

May 16, 2022

With respect to Staff’s January 10, 2022 comment 17 (“Comment 17”), we have reproduced Comment 17 below, as well as updated our response.

Comment 17:

We note your response to comment 11 explaining that crypto assets purchased from customers are held as inventory and the cost of purchasing those assets are recorded as cost of sales. Please address the following:

•	Clarify whether the crypto assets purchased are classified as inventory or as an indefinite-intangible asset consistent with your policy on page F-12.

•	Tell us the amount at which the crypto assets held are included on your balance sheet. For example, tell us whether the amount is reflective of the markdown price or the current value.

•	Provide us with illustrative journal entries showing the transaction process and how they are recorded as cost of sales.

•	Tell us whether any portion of this transaction is reflected in revenue.

RESPONSE to Comment 17:

In response to Comment 17, we note that ASC 940 relates to accounting practices in financial services including brokers and dealers. There is no authoritative guidance on how to determine whether an entity is included in the scope of the Broker-Dealer guide. The Company has determined that it is not a broker-dealer of digital assets.

We note that the ASC Master Glossary defines inventory as

The aggregate of those items of tangible personal property that have any of the following characteristics:

a. Held for sale in the ordinary course of business

b. In process of production for such sale

c. To be currently consumed in the production of goods or services to be available for sale.

Therefore, the Company cannot recognize digital assets as inventory. Digital assets are held on the balance sheet as indefinite-lived intangible assets under ASC 350 subject to further impairment analysis with recovery only possible upon sale of the digital asset. Although we hold digital assets for sale in the ordinary course of our business, we have removed from our disclosure any use of the word “inventory”.

Our policy for the presentation of our Crypto assets held on our balance sheet is to use the lesser of the cost of acquiring such digital assets or their impaired value. We determine their costs according to the guidance in ASC 350-30-30-1 and ASC 805-50-30-2. The latter of which states: “asset acquisitions in which the consideration is given in cash are measured by the amount of cash paid.”

Please see our response to Comment 16, specifically our response to your bullet point we have labeled (g), for the accounting treatment of the purchase of digital assets.

Our accounting policies do not treat the purchase of a digital asset, where we act as principal, as a revenue generating transaction. If we were to act as an agent in the purchase of a digital asset, for example at a white-label Bitcoin ATM, and we charged a service fee for that transaction, then a portion of this transaction (the service fee) would be reflected in revenue. However, as of the date of this Amendment, the Company has not made such a transaction, has no contracts to make such a transaction, and has recorded no revenue regarding such transactions. We will update and amend our disclosure in the prospectus if we engage in such business.

United States Securities and Exchange Commission

May 16, 2022

10.	We note your disclosure that the OTC desk services are comprised of a single performance obligation to provide crypto assets after the sale is made. We also note your disclosure on page F-18 that customers typically interact with the Company on the phone and in larger amounts and/or for a less well-known crypto asset. For sales of less wellknown crypto assets that the Company does not hold or for larger amounts of crypto assets in excess of the Company’s holdings, please describe the transactional process and related accounting treatment. For example, tell us if the Company enters into an agreement to sell those crypto assets and then separately goes out to the market to find and acquire the crypto assets to be transferred to the customer under the sales agreement.

RESPONSE:

The Company has revised its disclosure to add a table (as shown in the Company’s response to Comment 9 and found on Page 38 of the Amendment) detailing the two-step process of selling a digital asset via our OTC desk/phone. We acknowledge that we may not have inventory of a digital asset when we are contacted by a client, however, we do not contract or enlist a third party to deliver that digital asset to our client. We may purchase that digital asset from one or more customers of the Company or on any of the digital asset exchanges where the Company conducts business. These are separate actions that are conducted and accounted for separately and independently. In all cases, the digital asset would be delivered to the OTC client from the Company’s wallet, which it owns and exercises full control over.

Specifically, we have added the following disclosure on Page 39 of the Amendment which we believe addresses the Staff’s comment:

“If the Company did not have the Digital Assets or has the expectation of immediately purchasing, from readily available sources, and taking control over such Digital Assets, then the Company would not initiate the transaction in Step 1. The Company has multiple sources for purchasing Digital Assets and does not contract or engage such a source to specifically fulfill the performance obligation of this contract.”

11.	We note the Company’s Cryptocurrency Purchase and Sale Agreement with Galaxy Digital Trading Cayman LLC (“Galaxy”) included in Exhibit 10.33 refers to “additional settlement payments.” Please revise to address the following.

•	Disclose the “additional settlement payments” paid during the periods presented as well as indicating whether these payments were made in USD or the native currency of the relevant transactions.

•	If the payments were made in digital currency to Galaxy, and if other company expenses have been paid for in digital currency, disclose how these payment amounts were determined and reflected in the financial statements as well as the accounting guidance followed.

•	Disclose the amount of cryptocurrency purchases from and sales to Galaxy during the periods presented. Also, indicate how sales to Galaxy are reflected in the financial statements.

RESPONSE:

In response to Staff’s comments, we acknowledge that the contract with Galaxy makes certain reference to “additional settlement payment” in the event of a failure to settle on-time. The Company has never had a failure to settle on-time and has never made an “additional settlement payment.” to Galaxy. Therefore, we have disclosed that the Company has never made any additional settlement payments on page 48 of the Amendment.

The Company only pays Galaxy in US Dollars and does not engage in barter transactions exchanging—one digital asset for another.

We deal with many OTC dealers similar to Galaxy and have done so since the beginning of Athena Bitcoin operations in 2015. We included this contract, as an exhibit, to provide an example of one such contract that was negotiated recently and has up-to-date contract terms, methodologies, and terminology. We view each dealer’s portion of our operating volumes as confidential and proprietary. It would not be illustrative to show sales from any one dealer.

United States Securities and Exchange Commission

May 16, 2022

ASC 280-10-50-42 relates to information about major customers and the extent of a Company’s reliance on its major customers. Specifically, if revenues from transactions with a single external customer, including groups of contracts/entities under common control, amount to 10% or more of a public entity’s revenues, the public entity shall disclose that fact, the total amount of revenues from each such customer and the identity of the segment or segments reporting the revenues. We do not have any single customer that exceeds the 10% threshold. For the year ended December 31, 2021, our largest single customer was 3% of our total revenue base, generating revenue of approximately $2,813,000 derived from over 8 separate transactions with the single customer. Refer to page F-15 of our audited financial statements in the Amendment which addresses specifics of our segment reporting. Accordingly, no additional disclosure is warranted under ASC 280-10-50-42. We will continue to monitor customer revenues and will provide required information should it become necessary.

AICPA Guide Question 9 and FASB ASC 606 – Revenue Recognition , relates to the sale of digital assets that are accounted for as indefinite-lived intangible assets. Selling digital assets, including Bitcoin, is an activity that constitutes part of our ongoing major operations. We consider a counterparty in digital asset sale transactions to be our customer. When we sell a digital asset that was accounted for as an indefinite-lived intangible asset, we have a single performance obligation, which is satisfied at the point in time when control of the digital asset sold has transferred. Sales of digital assets to Galaxy, or any other customer, would be accounted for as OTC Revenue in accordance with our segmentation policy and ASC 606.

Components of Results of Operations, page 36

12.	Please revise to disclose the revenues recognized from the sale of equipment (e.g., POS terminals), the installation of ATMs and the sale of software separately for the periods presented.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure to include the following:

Page 36:

For the year ended December 31, 2021 revenue on ATM installation and related services was $300,000 and direct costs related to the installation were $334,000 as presented in our Consolidated Statement of Operations and Comprehensive Income.

Page 6:

Through the year ended December 31, 2021, the Company booked $3,500,000 as advances for revenue contract and $757,000 as capitalized software development within other non-current assets for the costs related to the Chivo Ecosystem in the Consolidated Balance Sheets. In addition, $700,000 in taxes were recorded as part of income tax expense in the Consolidated Statement of Operations and Comprehensive Income.

Page 6:

For the year ended December 31, 2021, the Company booked revenues related to the one-time sale of POS terminal to the government of El Salvador in the amount of $360,000. The Company does not anticipate any further sales of POS terminals to the government of El Salvador.

United States Securities and Exchange Commission

May 16, 2022

Bitcoin Sales, page 37

13.	We note your response to comment 35 from your letter dated August 16, 2021 and disclosure on page 38 that BitQuick fees are recognized on a net basis. We also note your disclosure on page F-22 that crypto assets held includes Bitcoin in possession of the Company pending delivery to BitQuick customers. Please address the following.

•	Clarify how your disclosure on page F-22 stating that the Company takes possession of Bitcoin pending delivery is consistent with your response to comment 35 from your letter dated August 16, 2021, which states that the Company does not take control of the Bitcoin at any point in time.
•	Provide us with a more detailed and robust gross vs. net accounting analysis for this arrangement, explaining each of the rights and obligations of each party in the arrangement. Ensure your analysis discusses the fact that the Company takes possession of the crypto assets before delivery and reflects these activities in the financial statements.
•	Revise your critical accounting policies disclosures on page 48 and significant accounting policies on page F-10 to disclose your accounting policy and terms for this arrangement.

RESPONSE:

In response to Staff’s comments, we are clarifying that the Company did not take possession and control of the digital assets of the now closed BitQuick service. SAB 121 relates to the accounting of obligations to safeguard crypto-assets. The period of time during which the Company developed its accounting policies for the BitQuick service was prior to the issuance of SAB 121 and the AICPA Practice Aid, Accounting for and auditing of Digital Assets practice aid (the “AICPA Guide”). We now rely on: SAB 121 and the nonauthoritative guidance in Question 10 of the AICPA Guide, subsequently revised twice, the latest revision being January 2022 to which we refer here.

The Company did not take control over the digital assets, although they were held in a multi-signature wallet that the Company operated and for which it was responsible for safeguarding. The Company had no right to sell, transfer, loan, encumber or pledge those digital assets. The Company did not have title, interest, or legal ownership of those digital assets. The private keys governing those digital assets were split in a multi-signature technology layer, often referred to as a non-custodial wallet. We believe there could be split in the guidance between the AICPA and SAB 121 on how an entity would account for non-custodial, multi-signature wallets. Under SAB 121, we believe our prior policy of including the platform’s associated asset and liability was appropriate for the reason that we did have possession of some associated cryptographic key information.

Any control the Company had was incidental to the completion of the transaction and its role as provider of a marketplace for matching buyers and sellers.

We have revised our accounting policy to more accurately reflect the fact that the Company does not own or control the Bitcoin, but it was safeguarded as we understand the term. We have revised our disclosure to include the following list of Performance Obligations the Company had with respect to the BitQuick service:

2. Separate Performance Obligations in the Contract:

1)	Bitcoin Buyer must make a deposit of cash into the bank account of the Bitcoin Seller.

2)	Bitcoin Seller must acknowledge the payment made by Bitcoin Buyer to their bank account and give their affirmative consent to the Company to deliver the Digital Asset, which is owned and controlled by them in a multi-signature wallet that they have control over.

3)	Company must provide a website that connects buyers with sellers and a communication tool for buyer and seller to interact. The Company also operated a non-custodial multi-signature wallet to allow the escrow of Bitcoin from the control and ownership of the Seller to the control and ownership of the Buyer.

United States Securities and Exchange Commission

May 16, 2022

We have changed our accounting policies to better reflect that we did not own or control the Bitcoin, which remains the property of the Bitcoin Sellers. If we were to engage in this line of business in the future, we would use this new accounting policy to account for Bitcoin or other digital asset amounts owned by the users of our marketplace but safeguarded by the Company. We have added the following disclosures in the Amendment on Page 43:

“When determining the accounting treatment for a digital asset, that is held for a customer, user, or third-party, the Company will first determine if the digital assets are owned by or being safeguarded by the Company, or its agent. If those actions included the securing of cryptographic key information and/or protecting those crypto assets from loss, then we would determine those assets were being safeguarded. If the determination was made that Company is responsible for safeguarding the digital assets, then the Company will recognize the digital asset as its asset and recognize a corresponding liability to return the digital asset to the customer or depositor in its financial statements according to the guidance of SAB 121.”

Operating Expenses, page 39

14.	We note the disclosure that increased costs associated with expansion into El Salvador were $618 thousand and that the Company booked expenses related to the Chivo Ecosystem in the amount of $121 thousand through the period ended September 30, 2021. Please revise to clarify if the $121 thousand in costs were included in the $618 thousand in costs recorded. Also, please revise to update the current status of the use of the platform.

RESPONSE:

In response to Staff comments, we have updated our disclosure on both page 6 and page 35 of the Amendment to clarify the costs related to the Chivo Ecosystem and the current status of the use of the platform.

As of December 15, 2021, the government of El Salvador discontinued the use of the software for the purpose of enabling its Chivo digital wallet. As of the date of this Amendment, the government of El Salvador is not using the Company’s software for the purpose of enabling its Chivo digital wallet. The Company as of the date of the Amendment, is still and will continue to operate Chivo branded Bitcoin ATMs for the government of El Salvador.

In Q3 of 2021, $121,000 includes cost related to the maintenance of the Chivo Ecosystem as part of cost of revenues and is not included in operating expense. For the full year ended December 31, 2021, total cost of maintenance was $212,526 and is included in cost of revenue and does not appear in the Operating expense discussion in the Amendment.

15.	We note your response to prior comment 18; however, we do not see where the Company has disclosed the expected costs to be incurred in order to perform under the agreements entered into with the government of El Salvador. Please disclose these expected costs or tell us where they are disclosed.

RESPONSE:

In response to Staff’s comments, we have updated our disclosure to clarify the expected costs to be incurred in order to perform under the agreements entered into with the government of El Salvador as follows:

Page 35:

“The Company expects costs to fulfill the ATM services to remain level at $705,000 per quarter.”

United States Securities and Exchange Commission

May 16, 2022

Page 7:

“There are no expected future costs for the POS sections of the agreements as the Company does not expect to sell additional POS terminals to the government of El Salvador as of the date of this prospectus.”

Page 6:

“Parts of the contract related to data retention security, analysis and reporting remain in effect as of the time of this prospectus as do the services related to the operation of the Chivo branded ATMs and the POS terminals. The expected revenues and associated costs of satisfying those data obligations is uncertain as of the date of this prospectus and would be determined based on ongoing negotiations and requests by the government of El Salvador.”

Financial Condition, page 44

16.	We note your response to comment 19; however, it is unclear as to where the company has addressed the comment, specifically addressing the nature and payment terms of the accounts receivable. Please revise to address this information. In addition, address the performance obligations which also support the timing of the recording of these receivables.

RESPONSE:

In response to the Staff’s comments, we have addressed this in our response to comment 28 herein below and added the following disclosure on page 58 of the Amendment.

“We recognize operating fee revenues from the white label services per our agreement with the government of El Salvador on a monthly basis, at the end of the month, when the services for the machines have been completed. The payment terms for on the agreement with the government of El Salvador is net 60.”

17.	We note your response to comment 20; however, it is unclear as to where the company has addressed the comment, specifically providing a thorough discussion of the nature and terms of the “revenue contracts” for which advances were received and have provided the Company with operating resources and liquidity. Please revise to address this information along with an accounting analysis supporting your treatment.

RESPONSE:

In response to Staff’s comments, we include the analysis below in discussing the nature and terms of the revenue contracts which the Company received.

Step 1	Contracts are identified by requiring the use of either:
Identify the contract
A) MSA and Service Addendum 1

B) Letter of Intent for Acquisition of XPay
Step 2	A) To assign IP to the government of El Salvador for Phase 1 (Chivo Ecosystem.)
Identify the performance obligations
A) To perform software support and maintenance for the Chivo Ecosystem from August 9 to December 31, 2021.

B) - To finalize XPay acquisition

United States Securities and Exchange Commission

May 16, 2022

Step 3	The contract total equals the total transaction price.
Determine the transaction price
A) $4,000,000 for Phase 1

A) $124,000 per month for software support and maintenance for Phase 1

B) Transaction price will be analyzed and allocated upon finalization of the XPay acquisition
Step 4	The company uses the following methods when allocating the transaction price to the performance obligations:
Allocate the transaction price
A) $4,000,000 for Phase 1

A) 124,000 per month for software support and maintenance for Phase 1

B ) We will analyze and allocate the transaction price upon finalization of the XPay acquisition.
Step 5	The Company recognizes revenue as follows:
Recognize revenue
A) We recognize Advances for revenue contracts as a liability at the time of payment from the government of El Salvador

A) We recognize $124,000 at the conclusion of each month

B) We will recognize revenue upon the completion of the performance obligation to finalize the acquisition of XPay.

The Company advises Staff that in our accounting analysis we have determined that there exists an identified contract with defined performance obligations for which a transaction price has been determined. Such contract encompasses both: our contract with the government of El Salvador and our letter of intent to acquire XPay. We have engaged XPay to complete the transfer of the IP to the government of El Salvador which is one of our performance obligations in our contract with the government of El Salvador. We have a letter of intent to acquire XPay, however the acquisition of XPay has not been finalized yet and is expected to close in the fourth quarter of fiscal year 2022. The terms of XPay acquisition call for payment of certain purchase price at the closing of the acquisition which will then close the existing performance obligation. With respect to our contract with the government of El Salvador, the transaction price was allocated and paid by the government of El Salvador by two point-in-time payments received on August 15 and September 7, 2021. The finalization of the XPay acquisition will complete our performance obligation in the contract as we have identified it in our analysis. Therefore, the Company has not recognized the revenue outlined in the revenue contracts as of December 31,2021. We have not recognized any costs with respect to the XPay acquisition for this contract as of December 31, 2021. We will recognize the revenue for these contracts upon the closing of XPay transaction.

United States Securities and Exchange Commission

May 16, 2022

We have added the following disclosures on page 34 of the Amendment.

“On August 26, 2021, the Company presented to the government of El Salvador invoice no. 1002 for Service Addendum 1 (the Chivo Ecosystem software) in the amount of $2,000,000 plus 13% Value Added Tax (VAT) of $260,000. Payment on this invoice was received on August 31, 2021, for the net amount of $1,600,000 after deducting 20% Income tax withheld at source of $400,000 and VAT. The transaction was recorded in the Company’s books as Advances for revenue contract for $2,000,000, VAT Payable of $260,000 which was subsequently paid and reduced to zero and prepaid income tax for the 20% retention of $400,000 for which we have provided full allowance.

On October 21, 2021, the Company presented to the government of El Salvador invoice no. 1003 related to the Chivo Ecosystem for services provided for the period ended September 30, 2021, in the amount of $1,500,000 plus 13% Value Added Tax (VAT) of $195,000. Payment for this invoice was received on October 26, 2021, for the net amount of $1,200,000 after deducting 20% Income tax withheld at source of $300,000 and VAT. The transaction was recorded in the Company’s books as Advances for revenue contract for $1,500,000, VAT Payable of $195,000 which was subsequently paid and reduced to zero and prepaid income tax for the 20% retention of $300,000 for which we have provided full allowance.

Through the year ended December 31, 2021, the Company booked a total of $3,500,000 as Advances for revenue contract and $757,000 for capitalized software development within other non-current assets for the costs related to the Chivo Ecosystem in the consolidated balance sheets. In addition, $700,000 in taxes was recorded as part of income tax expense in the consolidated statement of operations and comprehensive income.”

Liquidity and Capital Resources, page 45

18.	We note your disclosure that on average, the Company holds 3 to 5 days of anticipated sales of Bitcoin and 7 to 10 days of anticipated sales of Ethereum, Litecoin, and BCH holdings. We also note that it currently takes anywhere from 3 to 7 days from the time the cash is picked up from the machines to be credited to your account. Please address the following.

•	Revise your disclosures to provide a more robust discussion of the working capital requirements needed to enter into the required buying and selling of crypto asset inventories to support the customer requested order fulfillment activities received through both ATM and phone transactions.
•	Quantify the amount of cash held in machines during the periods presented.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure in the Amendment on page 55 to provide that we measure our liquidity internally for management purposes on an operational basis which we define as cash and accounts receivable less accounts payable and accrued expenses, other short-term liabilities, income tax payable and liabilities for cash held for customer (also in cash as restricted, net $0 effect) and excluding any short-term financing. As of December 31, 2021, operational working capital was $1,461,000 and as of December 31, 2020, was $1,171,000. Management believes this measurement of liquidity is a more accurate reflection of liquidity to facilitate operations and how we manage our daily obligations.

For the fiscal year ending December 31, 2021, the average cash balance was $4,092 per machine in the United States.

United States Securities and Exchange Commission

May 16, 2022

Cash Flow from operating activities, page 47

19.	Please revise to address the nature of the transactions which resulted in the “gain on sale of crypto assets” during the periods presented. Also, address how these amounts were determined and where they have been reflected in the financial statements.

RESPONSE:

In response to Staff comments, when we sell crypto assets, on the Income Statement, we record Revenue for the price paid by the customer for the crypto asset and we record Cost of Revenues for the carrying value of the crypto asset delivered. The difference between the Revenue and Cost of Revenues results in profit on the sale of the crypto asset. On the cash flow statement, the proceeds from the sales of crypto assets are reflected as proceeds from investing activities in the line-item Sale of Crypto Assets. Additionally, on the Consolidated Statement of Cash Flows, the difference between the proceeds received for the sale of the crypto assets and the carrying value of the crypto asset is an adjusting item to reconcile net (loss) income to net cash provided by operating activities and is presented in the line Gain on Sale of Crypto Assets.

Critical Accounting Policies

Revenue Recognition, page 49

20.	In regard to the recognition of revenues from white label operations in El Salvador, please revise to address the following.

•	Disclose the payment terms of the agreement with the El Salvadoran government.
•	Disclose the point in time when the company recognizes the operating fee revenues under the agreement.
•	Explain how the “net” amounts recorded as revenue are determined.

RESPONSE:

In response to Staff comments, we recognize operating fee revenues when we invoice the client at the end of the month in which the services were completed. There are two revenue sources that should be further explained to respond to the Staff’s bullet points. First, we operate 200 Chivo branded Bitcoin ATMs in El Salvador. We bill the government of El Salvador for each machine for each month they are in operation. We would record revenue at the end of the month, and that revenue would be equal to the flat monthly fee as per our agreement. For the roughly 50 Chivo branded Bitcoin ATMs we operate in the United States, we bill the government of El Salvador both a flat monthly fee and a per transaction fee  , calculated as a percentage using the gross amount transacted. In both these cases, we record only the “net” revenues, the fees billed, and not the gross amounts transacted at those ATMs. Also included in our white-labeled revenues are fees associated with installation, moving ATMs from one location or another, or other supplemental charges related to the operation of those ATMs.

The payment terms for on the agreement with the Government of El Salvador is net 60.

We have revised our disclosure on Note 3 for the audited financial statements for the fiscal year ended December 31, 2021, in response to the Staff’s comment as follows:

“White-label revenue represents revenue from operating ATMs and POS terminals on behalf of certain customers, typically under their brand, which we refer to as our “white-label service”. The Company’s service is comprised of maintaining ATMs and POS terminals to facilitate the exchange of crypto assets by our customers with their counterparties.

For the year ended 2021, white label services for ATMs machines were provided only to the government of Salvador and is recognized for the flat-monthly service fees collected per agreement and, when applicable, for the per-transaction fees recorded on a net-basis and not on the gross-amounts transacted at the ATMs. Included in the white-label revenue is $300,000 for the one-time non-refundable ATM set-up and Sale of POS $360,000.”

United States Securities and Exchange Commission

May 16, 2022

21.	Please revise to provide an accounting policy, citing reference to authoritative literature in U.S. GAAP, which addresses the revenue recognition for IP Software sales.

RESPONSE:

In response to Staff’s comments, the Company has included in its disclosure on page 34 of the Amendment, the following analysis of the revenue recognition for IP Software sales:

“The Company has satisfied its obligations with the Government of El Salvador, has sent invoices and has received payment for these invoices. We will recognize the revenue for these transactions upon finalization of license rights related to the XPay acquisition. The transaction has been recorded as Advances for Revenue Contract pending the closing of the XPay acquisition. In the event the XPay acquisition does not close as expected, we have agreed to negotiate with the XPay team to effect and finalize the license formalities and will recognize the associated revenue in compliance with ASC 606 Revenue from Contracts with Customers which provides accounting guidance for the licensing of Intellectual Property (“IP”).”

Our analysis follows:

To properly account for IP licenses under ASC 606, the Company analyzes each contract to determine:

1) whether the transaction represents a sale or licensing of IP

Conclusion: The Company licenses its IP

2) whether the IP is a distinct performance obligation:

Licenses of IP are often transferred with other goods or services in a contract. Therefore, entities must determine if a license of IP is a distinct (separate) performance obligation in accordance with ASC 606-10-25-18 through 25-22. This means that the IP must be (1) capable of being distinct and (2) distinct within the context of the contract.

The guidance provides two examples of when a license is not distinct from the other goods or services in a contract:

a. When the license forms a component key to the functionality of a tangible good (e.g. machinery with integral embedded software).

b. When the license is required for a customer to benefit from a related service (e.g. web hosting arrangements for software).

If a license is deemed not to be distinct during this analysis, the license is combined with the other goods or services and the combined performance obligation.

Conversely, if the license is distinct, then it is a separate performance obligation. If the license is regarded as a separate performance obligation and the Company will then determine the nature of the license to assess the timing of revenue recognition.

Conclusion: We consider goods or services to be distinct if the customer receives benefits from the goods or services on their own or with other resources that are readily available and if our promise to transfer the goods or services to the customer can be separately identified and distinguished from other promises in the contract (ASC 606-10-25-19).

United States Securities and Exchange Commission

May 16, 2022

3) The nature of the license—functional or symbolic

ASC 606-10-55-59 notes two categories of licenses: functional and symbolic.

To determine whether the entity’s promise to provide a right to access its intellectual property or a right to use its intellectual property, the entity should consider the nature of the intellectual property to which the customer will have rights. Intellectual property is either:

a. Functional intellectual property. Intellectual property that has significant standalone functionality (for example, the ability to process a transaction, perform a function or task, or be played or aired). Functional intellectual property derives a substantial portion of its utility (that is, its ability to provide benefit or value) from its significant standalone functionality.

b. Symbolic intellectual property. Intellectual property that is not functional intellectual property (that is, intellectual property that does not have significant standalone functionality). Because symbolic intellectual property does not have significant standalone functionality, substantially all of the utility of symbolic intellectual property is derived from its association with the entity’s past or ongoing activities, including its ordinary business activities.

Conclusion: The Company determines that its IP provides the Customer with the right to access.

4) the timing of recognition based on the nature of the license

The determination of the IP’s nature as being either a right to use or a right to access affects the timing of revenue recognition. Specifically, revenue from licenses of IP deemed to provide a right to use IP will be recognized at a point in time when control is transferred in accordance with ASC 606-10-25-30. On the other hand, revenue from licenses of IP deemed to provide a right to access IP will be recognized over the license period (or its remaining economic life, if shorter). Such licenses will follow the revenue recognition over time guidance found in ASC 606-10-25-31 through 37.

Conclusion: The Company determines that it will recognize its IP revenue at a point in time, as we determine will be the completion of the XPay transaction.

The Business

Expansion of Business Operations in El Salvador

Business Operations, page 61

22.	We note your response to comment 24; however, it is unclear as to where the comment has been addressed. Please revise to disclose the amount of the one-time installation fee for operating the 200 Bitcoin ATMs and developing and maintaining the Chivo Ecosystem. In addition, disclose the expected recurring monthly service and maintenance fees to be received for these services and the contractual periods over which these revenues will be recognized.

RESPONSE:

In response to Staff’s comments, we have updated our disclosure to include the amount for the one-time non-refundable installation fee of $300,000 for operating the 200 Bitcoin ATM, which is also disclosed in Note 3 of the notes to the audited financial statements for the fiscal year ended December 31, 2021 and to disclose the expected recurring monthly service and maintenance fees to be received for maintaining those Bitcoin ATM and the monthly fees to be received for Chivo Ecosystem services through December 31, 2021.

This Bitcoin ATM service will run from July 30, 2021 through July 30, 2024 as outlined in page 7 of the Amendment.

The costs related to the development of the Chivo Ecosystem of $757,000 are recorded as part of capitalized software development within other non-current assets consolidated balance sheets, as discussed on page 6 of the Amendment.

United States Securities and Exchange Commission

May 16, 2022

Letter of Intent with Vakano Industries, page 62

23.	Please revise to disclose when the XPay acquisition is anticipated to be finalized.

RESPONSE:

We have amended our disclosure on page 71 of the Amendment to include our anticipated date of the closing of the acquisition in response to the Staff’s comment:

“The Company expects the acquisition to be finalized in the fourth quarter of 2022.”

Legal Proceedings, page 67

24.	We note news reports that ROI Developers, Inc., doing business as Accruvia, has filed suit against you in the U.S. District Court for the Northern District of Texas. We also note news reports that you have filed suit against a former executive, among others, in Illinois state court. Please provide the disclosure required by Item 103 of Regulation S-K or tell us why you are not required to do so.

RESPONSE:

In response to Staff’s comments, we have provided the disclosure required by Item 103 of Regulation S-K on page 76 of the Amendment (“Legal Proceedings”).

“On December 28, 2021, ROI Developers, Inc., doing business as Accruvia (“Accruvia”), filed a lawsuit against Athena Bitcoin, Inc., doing business as Athena Bitcoin Global in the 96th Judicial District in Tarrant County, Texas. The case was removed from Tarrant County Court and is currently pending in the U.S. District Court for the Northern District of Texas. Accruvia is a provider of software development and support services. The complaint alleges failure to make payment for services performed for the Company and breach of contract. The plaintiff seeks monetary damages of $250,000 or less, for compensation allegedly owed, reasonable attorneys’ fees and other relief as the court deems just and proper. The Company believes that the lawsuit is without a merit and intends to vigorously defend the case.

On February 7, 2022, the Company filed a lawsuit against Accruvia and Shaun Overton (“Overton”), Accruvia’s principal officer and shareholder, among others, in the Illinois state court. The complaint alleges a breach of fiduciary duty, breach of contract, and intentional and tortious interference with the Company’s business relationship with the government of El Salvador. On September 22, 2021, Accruvia and the Company signed a term sheet agreement for the proposed acquisition of Accruvia’s assets (the “Term Sheet”). The terms of the acquisition were subject to due diligence and closing on or about October 22, 2021. Overton also signed a confidentiality and non-disclosure agreement (“NDA”) with the Company’s El Salvador subsidiary and began purporting to work for the Company and representing himself as its Chief Technology Officer in El Salvador. The Term Sheet provided for an employment agreement with Overton upon the closing of the acquisition, however, the transaction did not close and no definitive agreement was entered into. The Company’s complaint alleges that Overton’s intent was to sabotage and harm the Company’s business relationship with El Salvador’s government and to secure contract for Accruvia to provide its software and development services. The complaint further alleges that Overton violated the NDA and confidentiality clause in the Term Sheet, and caused losses by attempting to implement inappropriate hiring practices. The Company also seeks preliminary and permanent injunctive relief preventing Accruvia and Overton from disclosure of the Company’s confidential information. The Company is seeking damages of up to $3 million.”

United States Securities and Exchange Commission

May 16, 2022

Executive Compensation, page 79

25.	Please update your executive compensation disclosure to reflect data for your last completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

RESPONSE:

We have amended our disclosure to reflect data for our last completed fiscal year in response to the Staff’s comment.

Selling Shareholders, page 85

26.	We note your response to prior comment 28. Please revise your disclosure to address the following points:

•	We are unable to locate your revised disclosure explaining the basis for your statement that “[t]o our knowledge, none of the Selling Shareholders is a registered broker-dealer or an affiliate of a broker-dealer with the exception of [Michael Savini and Michael Fleishman].” Please revise your prospectus to disclose the basis of your knowledge as it applies to all the selling shareholders, including, without limitation, Messrs. Savini and Fleishman (e.g., whether you received representations regarding broker-dealer affiliations from each of the Selling Shareholders).
•	Please revise your disclosure to identify Messrs. Savini and Fleishman as underwriters unless either selling shareholder received its securities as underwriting compensation. Refer to the second bullet point of prior comment 28.

RESPONSE:

We have amended our disclosure in the Amendment to remove Messrs. Savini and Fleishman as Selling Shareholders. To clarify to the Staff, to our knowledge, none of the Selling Shareholders is a registered broker-dealer based solely on the representation made by each Selling Shareholder that it has not purchased shares with a view to distribute those shares in their respective purchase agreements with the Company.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Crypto Asset Accounting, page F-12

27.	We note your disclosures around the policies for crypto asset accounting. Please revise here, and throughout the filing, to ensure your disclosures clearly identify and cite the authoritative accounting guidance under U.S. GAAP that the Company is applying for each aspect of their crypto asset accounting arrangements.

RESPONSE:

In response to Staff’s comments, we have amended our Summary of Significant Accounting Policies on Page F-12 to more clearly articulate the authoritative accounting guidance under U.S. GAAP which we apply for each aspect of our crypto asset accounting arrangements.

“Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment in accordance with FASB ASC 350-30-30-1 whenever events or changes in circumstances have indicated that an asset may not be recoverable. Management has determined that no impairment of long-lived assets existed as of December 31, 2021 and December 31, 2020 except for impairment of Digital Intangible Assets discussed below. Acquired intangible assets with a definite useful life are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

United States Securities and Exchange Commission

May 16, 2022

Digital Intangible Assets

Under US GAAP, digital assets are accounted for as indefinite lived intangible assets, in accordance with ASC 350, Intangibles—Goodwill. These “Digital Intangible Assets” are a medium of exchange. The assets consist of coins or tokens that are built on a blockchain. The Company acquires digital intangible assets through cash purchases from customers and through trading activity with multiple brokers and exchanges. As intangible assets, the assets are initially recorded at cost and tested for impairment when evidence of impairment exists. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. The Company assigns cost to transactions on a first-in, first-out basis. Gains on such assets are not recorded or recognized until their final disposition. The impairment of digital intangible assets is recorded as Cost of revenues. For the period ended December 31, 2021 and December 31, 2020, the Company had impairment charges related to digital assets of $44,000 and $35,000, respectively which are included in the Cost of revenues.

(Digital) Crypto Assets Held

(Digital) Crypto assets are considered indefinite-lived intangible assets under ASC 350, Intangibles—Goodwill and are initially measured at cost and are not amortized. Accordingly, any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges. We may make no upward revisions for any market price increases until a sale or transaction occurs. The Company classifies (digital) crypto assets held as non-current assets in the consolidated balance sheets. These assets are held solely for operating purposes and the Company in the normal course of its operations converts (digital)crypto assets held to cash frequently. The Company assigns costs to transactions on a first-in, first-out basis.

(Digital) Crypto Asset Borrowings

The Company enters into agreements with counterparties to borrow digital intangible assets. The Company recognizes the digital intangible assets borrowed at fair value on the date the asset is received and records a corresponding liability measured at fair value on the date the digital assets are received. The digital intangible assets received from borrowing transactions are accounted for as indefinite lived intangible assets under ASC 350 and are included within (Digital Intangible Asset Loans- get the name here.) on the accompanying consolidated balance sheet. The loans are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability and is carried at the fair value of the assets acquired and reported in crypto asset borrowings in the consolidated balance sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized in other non-operating expenses in the consolidated statements of operations and comprehensive income. The embedded derivatives are included in crypto asset borrowings in the consolidated balance sheets. The term of these borrowings can either be for a fixed term of less than one year or can be open-ended and repayable at the option of the Company or the lender. These borrowings bear a fee payable by the Company to the lender, which is based on a percentage of the amount borrowed and is denominated in the related crypto asset borrowed. The borrowing fee is recognized on an accrual basis and is included in non-operating expenses as fees on borrowings in the consolidated statements of operations and comprehensive income.

(Embedded Derivative related to Obligation to Return Digital Intangible Assets) Derivative Contracts

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. As a result of the Company entering into transactions to borrow (digital intangible) crypto assets, an embedded derivative is recognized relating to the differences between the fair value of the amount borrowed, which is recognized on the borrowing effective date, and the fair value of the amount that will ultimately be repaid, based on changes in the spot price of the (digital intangible) crypto asset over the term of the borrowing. This embedded derivative is accounted for as a forward contract to exchange at maturity the fixed amount of the crypto asset to be repaid. The embedded feature is evaluated as a derivative that is not clearly and closely related to the host contract and therefore, is separately recognized at fair value with unrealized changes in fair value recognized on the consolidated statement of operations under fair value adjustment on crypto asset borrowing derivatives in the consolidated statements of operations and comprehensive income. Further, the Company estimates the fair value of the derivative liability based on the closing price on an exchange and considers the fair value hierarchy of the derivative liability as level 2 under ASC 820.”

United States Securities and Exchange Commission

May 16, 2022

Note 3. Fair Value Measurements

Contracts with government of El Salvador, page F-17

28.	Please revise to disclose the revenues recognized and accounts receivables recorded under the signed contract with the Department of Treasury of El Salvador which was entered into in the third quarter of 2021. Further, disclose the specific nature and terms of the agreement as well as the amounts which have been paid to the company to date.

RESPONSE:

We have revised our disclosures in the Amendment to include the following table, which we believe addresses the Staff’s comment above:

Specific Nature of Services	Term	Status	Revenue Q3 2021	Revenue YE 2021	Paid to YE 2021	Accounts Receivable as YE 2021
Contract 51/2021 (Installation and Maintenance of Chivo ATMs)	July 30, 2021 - July 30, 2024 -	Ongoing	$742,500	$1,685,000	$$800,000	$885,000
Contract 56/2021 (Development of Chivo Wallet, alternative version of SA1)	August 9, 2021 - December 31, 2021	Concluded	–	–	3,500,000*	–
Service Addendum 1 (Phase 1: Service Fees for Chivo Ecosystem)	August 15, 2021 – December 31, 2021	Concluded	212,000	584,000	88,000	496,000
Service Addendum 1 (Phase 2: Service Fees USA Based Activities)	September 7, 2021- December 31, 2022	Ongoing	1,000	37,900	–	37,900
Service Addendum 2 (Importation, setup, and distribution of POS terminals)	August 20 - September 7, 2021	Concluded	360,000	360,000	360,000	–

*Recognized as Advances to revenue contracts in the Consolidated Balance Sheets

United States Securities and Exchange Commission

May 16, 2022

Note 11. Crypto Assets Held, page F-22

29.	We note the response to comment 35. Please provide us with a full accounting analysis, treatment and policy for arrangements where Bitcoin or other crypto assets are used to pay expenses or other activities, citing relevant authoritative literature in U.S. GAAP. For example, tell us your consideration of whether it is and is accounted for as a nonmonetary transaction in the scope of ASC 845. In addition, revise to disclose the Company’s accounting policies for these arrangements.

RESPONSE:

In response to Staff’s comments, the Company considers the guidance in ASC 606, ASC 845 and ASC 610 when it evaluates the derecognition of its digital assets paid to vendors. The Company accounts for its derecognized digital assets utilizing the guidance in ASC 606, Revenue from Contracts with Customers as it applies to the sales made to customers of nonfinancial assets that are an output of the entities ordinary activities. The sale of digital assets is an output of the ordinary activity of the Company. Revenue is recognized when the control of the digital asset has been transferred under ASC 606. Therefore, we do not believe ASC 845 applies and have amended our current disclosures for clarify as noted on page 53 of the Amendment. For vendors, being defined as customers per ASC 606, we pay in digital assets and the vendor chooses to receive digital assets in the ordinary course of business, in agreements that have commercial substance.

The guidance in ASC 610-20, would not be the appropriate accounting treatment, as its scope includes nonfinancial assets sold by an entity are not an output of its ordinary activities. ASC 610, Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets is applied in transactions for the sales or transfers to noncustomers of nonfinancial assets. The guidance in AC 845, Nonmonetary Transactions — Overall, would not be the appropriate accounting treatment, as its scope covers the nonmonetary transfer of assets to non-customers. ASC 845 is applied in exchanges of products held for sale in the ordinary course of business for a similar product as accommodation and not as a means of selling the product to a customer. ASC 845 excludes from its scope the following transactions:

1) The transfer of goods or services in a contract with a customer in the scope of ASC 606 in exchange for noncash consideration

2) The transfer of a nonfinancial asset in the scope of ASC 610-20 in exchange for noncash consideration

The amounts presented in the Consolidated Cash Flow Statement as Crypto asset payments for expense of $2,048,000 and $1,139,000 for the years ended December 31, 2021 and 2020 are expenses paid in the Bitcoin. We accounted for these expenses as part of our operating expenses. The payment of these expenses is timed closely with the recognition of the expense. The appropriate gain or loss on these transactions is recognized as part of Other (income) expenses in the Consolidated Statement of Operations and Comprehensive Income.

30.	We note the ending quantity of Bitcoin held at September 30, 2021 in the roll-forward on page F-24 of 12 does not reconcile to the quantity of Bitcoin held of 13 on page F-23. Please revise your disclosures to ensure these reconcile.

RESPONSE:

We have corrected the clerical error. The roll-forward presented in Note 5 of the financial statements for the year ended December 31, 2021 properly reconciles.

United States Securities and Exchange Commission

May 16, 2022

Exhibits

31.	Please file an English translation of the Promissory Note from Banco Hipotecario, filed as Exhibit 10.32. Refer to Securities Act Rule 403(c).

RESPONSE:

In response to Staff comments, respectfully, we have removed exhibit 10.32 from the Amendment upon determination after reconsideration that such filing is not required under section 601(b)(10)(ii) since the Promissory Note constitutes a contract upon which the Company’s business is not substantially dependent pursuant to section 601(b)(10)(ii)(B) and it has been determined by the Company to have been made in the ordinary course of business.

We advise the Staff, supplementally, that we have reviewed SAB 121. SAB 121 states that companies covered by the guidance should present a liability on its balance sheet to reflect its obligation to safeguard the crypto assets held for the users of its platform. We note that it is appropriate for an enterprise to recognize an asset at the same time as it recognizes the backup liability, measured at initial recognition and at each reporting date at the fair value of the crypto assets held for its platform users.

For financial statements, the SAB 121 requires companies to include clear disclosure of the nature and amount of crypto-assets a company is responsible for holding for its platform users, with separate disclosure for each material crypto-asset, and the vulnerabilities of a business as a result of any concentration in those activities. Because crypto-asset protection liabilities and corresponding assets are measured at the fair value of the crypto-assets held for users of its platform, the Company is required to include information about fair value measurements. Other information companies may consider providing includes:

-	Disclosures about who (for example, the company, its agent, or another third party) holds the cryptographic key information, maintains internal record keeping of those assets, and is responsible for securing the assets and protecting them from loss or flight.

-	Disclosures describing the types of additional losses or liabilities that may arise, including interruption or reduction of Customer or User’s use of the Services, litigation, reputational damage, regulatory enforcement and additional restrictions.

-	A discussion of the legal ownership analysis of crypto assets held for platform users, including whether they would be available to satisfy general creditor claims in the event of bankruptcy, should be considered.

-	Disclosure of the potential impact that the destruction, loss, theft, compromise or unavailability of cryptographic key information would have on the ongoing business, financial condition, results of operations and cash flows of the ‘business. As part of this disclosure, the Company would also consider including information about the risk mitigation measures it has in place (e.g. insurance coverage directly related to crypto-assets held for platform users).

We understand that in financial statements that reflect the initial application of SAB 121 guidance, the effect of the initial application would be reported in carrying amounts of assets and liabilities at the beginning of the annual period ending before June 15, 2022 and must include clear information about the effects of the first application of SAB 121. As of December 31, 2021, the Company is not safeguarding any crypto assets on behalf of users of its platform. If the Company engages in such business in the future, then it would make the required disclosures noted in SAB 121, including disclosures regarding the party holding cryptographic key information, internal record keeping and responsibility for safeguarding the assets from loss or flight, disclosures describing the types of additional losses and liabilities that may arise, discussion of the legal ownership analysis of crypto-assets and disclosure of the potential impact that destruction, loss, theft, compromise or unavailability of cryptographic key information would have on ongoing business, financial condition, results of operations and cash flows of the business. The Company will continue to review requirements and expects to continue to comply with SAB 121 accounting, reporting and disclosure guidelines in its required filings.

United States Securities and Exchange Commission

May 16, 2022

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Eric Gravengaard

Chief Executive Officer

cc: Matthew Ogurick, Esq.

cc: Iwona Alami, Esq.